EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the five years ended December 31, 2017, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2017	2016	2015	2014	2013
Earnings:
Income before taxes	$203,441	$281,816	$326,840	$386,368	$401,162
Fixed charges	322,623	305,152	290,345	286,501	257,398
Total earnings	$526,064	$586,968	$617,185	$672,869	$658,560
Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$322,570	$305,099	$290,273	$286,428	$257,322
Estimate of the interest component of rental expense	53	53	72	73	76
Total fixed charges	$322,623	$305,152	$290,345	$286,501	$257,398
Ratio of earnings to fixed charges	1.63	1.92	2.13	2.35	2.56